EXHIBIT 99.6
                                       [Videsh Sanchar Nigam Limited Letterhead]
Press Release No. 3/02
New Delhi 30th January, 2002
VSNL's Q-3 Profit before tax is at Rs. 5,493  million
Leased  Channel  Circuits grow by 132.5%
INTERNET  Subscriber  base grows 18.5%
Videsh Sanchar Nigam Ltd. (VSNL), India's premier Internet Service Provider and exclusive provider of International telecommunications services has announced its un-audited financial results for the 3rd quarter ended December 2001.
The main highlights are-



                                                                                          (Rs. in million)
                   PARTICULARS                    QUARTER ENDED 31.12.2001       QUARTER ENDED 31.12.2000
1. Profit Before tax                                      5,493                          6,811
2. Tax provision                                          1,921                          2,809
3. Net Profit                                             3,672                          4,002
4. Revenue from International Telephony                  15,182                         16,926
5. Revenue from Leased Channel                            1,079                            894
6. Revenue from Internet                                    599                            844
6. Revenue from Other Value Added Services                  526                            492

                          VIDESH SANCHAR NIGAM LIMITED

                         UNAUDITED FINANCIAL RESULTS FOR
                       THE QUARTER ENDED 31 DECEMBER 2001


                                                                                                      (RS IN MILLION)
                  PARTICULARS                FOR THE QUARTER ENDED         FOR THE NINE MONTHS ENDED    FOR THE YEAR
                                                                                                            ENDED

                                          31.12.2001      31.12.2000      31.12.2001      31.12.2000     31.12.2001
                                          (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)      (AUDITED)
1        Net Sales/Income from                17,386          19,500          48,623          53,251         72,975
         operations
2        Other Income                          1,882           1,116           4,508           4,205          6,684
         TOTAL INCOME                         19,268          20,616          53,131          57,456         79,659
3        Total Expenditure                    13,402          13,532          36,257          38,652         53,801
         a.   Increase/decrease in                                   NOT APPLICABLE
              stock in trade
         b.   Consumption of Raw                                     NOT APPLICABLE
              Materials
         c.   Staff Cost                         357             345             989             896          1,710
         d.   Network Cost                    12,671          12,829          34,285          36,735         50,235
         e.   Operating Cost                     276             179             680             543            869
         f.   Administrative expenses             98             179             303             478            987
4        Interest                                  -               -               -               -              1
5        Depreciation                            314             277             965             825          1,162
6        Profit (+)/Loss(-) after              5,552           6,807          15,909          17,979         24,695
         interest but before taxation
         & extraordinary items
         (1+2)-(3+4+5)
7        Extraordinary item:
         Write down of Investment in               -              52               -              52             52
         ICO Global Communications
8        Prior Year Adjustments                   59             (56)            (60)            355         (1,032)
9        Provision for Taxation                1,921           2,809           5,057           6,269          7,887
10       NET PROFIT (+)/LOSS (-)               3,572           4,002          10,912          11,303         17,788
         [6-(7+8+9)]
11       Paid up Equity Share Capital          2,850           2,850           2,850           2,850          2,850
12       Reserves excluding                        -               -               -               -         62,992
         revaluation reserves (as per
         balance sheet of previous
         accounting year)
13       Earning per share (not                12.53           14.04           38.29           39.66          62.42
         annualised) (Rs.)
14       Aggregate of non-promoter                                                                                -
         shareholding:
         (a)  Number of Shares           134,038,560     134,038,560     134,038,560     134,038,560    134,038,560
         (b)  Percentage of                    47.03           47.03           47.03           47.03          47.03
              Shareholding


     Q-3 income from operations is at Rs. 17,386 million as compared to Rs. 19,500 million for the corresponding quarter in the previous year. The decline of 10.84% is mainly attributable to reduction in settlement rates by approx. 20% over the corresponding quarter which has been partly set off by the growth in traffic and depreciation in rupee. Other income is at Rs. 1,882 million as compared to Rs. 1,116 million for the corresponding quarter in the previous year. Besides, income from operations for the quarter ended Dec. 2000 included Revenue from Intelsat amounting to Rs. 344 million. Consequent to corporation of Intelsat during the year, income will be received only in the form of Dividend.

     Profit before tax for the quarter ended Dec. 2001 is at Rs. 5,493 million as compared to Rs. 6,811 million for the corresponding quarter in the previous year. Decline in Profit before tax is mainly attributable to extraordinary liability incurred consequent to the demand levied by the Wireless Planning & Coordination Committee for Spectrum authorization amounting to Rs. 938 million out of which Rs. 726 million is attributable to the earlier years.

     Internet subscriber base grew by 18.5% from 5,57,245 on 31.12.2000 to 6,60,566 on 31.12.2001.

     VSNL, after having been awarded category `A' ISP License has rolled-out ISP Services through out the length and width of the country. Apart from the four metros, it has its own Internet nodes at 18 locations.

     Commenting on the financial results, Shri S.K. Gupta, Chairman and Managing Director of Videsh Sanchar Nigam Ltd., said "DESPITE ONSET OF SOME RECESSION IN THE RETAIL INTERNET INDUSTRY, WE HAVE REGISTERED A REASONABLE GROWTH IN OUR INTERNET CUSTOMERS BASE. THE DOWNWARD MOVEMENT IN INTERNET RATES HAS NOT AFFECTED OUR REVENUE INFLOW FROM INTERNET SERVICES. IT SPEAKS A VOLUME OF VSNL'S ABILITY TO MARCH AHEAD AS THE MARKET LEADER, IN TERMS OF TECHNOLOGY, CUSTOMER SERVICE, RELIABILITY AND COST EFFECTIVENESS.

          THE COMPANY IS IN THE FOREFRONT IN BRINGING WORLD CLASS TECHNOLOGY AT AN AFFORDABLE YET REASONABLE PRICE TO ITS CUSTOMERS IN INDIA. WE WILL RELENTLESSLY STRIVE IN OUR ENDEAVOUR TO DO JUSTICE TO OUR INVESTORS AND CUSTOMERS SIMULTANEOUSLY."

            Commenting on the fast unfolding privatisation scenario Shri S.K. Gupta, CMD stated, "VSNL HAS AN ENVIOUS PAST OF ONE HUNDRED THIRTY TWO YEARS, MOST OF WHICH WAS NEVER GOVERNMENT CONTROLLED. THE INHERENT STRENGTH OF VSNL LIES IN THE LOYAL RANKS AND CADRES OF ITS EMPLOYEES, WHO ARE COMMITTED TO TECHNOLOGICAL EXCELLENCE AND CUSTOMER SATISFACTION RATHER THAN ANYTHING ELSE. OUR VISION IS FAR AND MUCH AHEAD FROM THE FORESEEABLE HORIZONS. WHEN I DWELL IN TO THE FUTURE, I SEE VSNL EMERGING OUT FAR BRIGHTER, HEALTHIER AND STRONGER. TOWARDS THIS END, WE HAVE STARTED INVESTING IN THE NATIONAL LONG DISTANCE SERVICE AND A HOST OF NEW VALUE ADDED INTERNET SERVICES. WE ARE ENTERING INTO AGREEMENTS WITH MORE AND MORE INTERNATIONAL CARRIERS TO SAFEGUARD OUR FUTURE STRATEGIC INTERESTS."

                                                              /s/ Dr. G.C. BANIK
                                                                  DR. G.C. BANIK
                                                      CHIEF GENERAL MANAGER (PR)


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